UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Proxy Card. Dated July 31th, 2009	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31st, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

FOR IMMEDIATE RELEASE

ALVARION LTD. 21A HABARZEL STREET TEL AVIV 69710 ISRAEL	VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Alvarion Ltd. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
M16251-P84024	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

ALVARION LTD.		For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.

Vote on Directors

1.	Election of 01) Mr. Anthony Maher, 02) Mr. Ng Eng Ho and 03) Mr. Doron Inbar to the Company's Board of Directors:	☐	☐	☐	___________________________

Vote on Proposals		For	Against	Abstain

2.	Reelection of Professor Raphael Amit as an External Director to the Company‘s Board of Directors.	☐	☐	☐

3.	The approval of the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorization of the Board of Directors and/or Audit Committee to fix the annual compensation of the independent auditors.	☐	☐	☐

3a.	I am a “Controlling Shareholder”	☐	☐

		Yes	No

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement are available at www.proxyvote.com.

M16252-P84024

ALVARION LTD.
NOTICE OF NOTICE OF
2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2009 Annual General Meeting of Shareholders (the “Meeting”) of Alvarion Ltd. (the “Company” or “Alvarion”) will be held on September 8, 2009 at 5:00 p.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, Tel. 972-3-6456262.

The shareholder(s) hereby appoint(s) Tzvika Friedman and Efrat Makov, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them, or either of them, to represent and to vote, as designated on the reverse side of this ballot, all Ordinary Shares of Alvarion Ltd. that the shareholder(s) is or are entitled to vote at the 2009 Annual General Meeting of Shareholders to be held on Tuesday, September 8, 2009, at 5:00 p.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, and any adjournment or postponement thereof.

Shareholders of record at the close of business on Friday, July 31, 2009 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed postage-paid envelope provided. The vote will not be counted unless the signed proxy card is received not less than two (2) hours prior to the time fixed for the Meeting. Shareholders may revoke their proxies at any time before the exercise thereof by filing with the Company a notice of revocation or a duly executed proxy bearing a later date, or by voting the shares in person at the Meeting.

Joint holders of shares should take note that, pursuant to Article 34.4 of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy or by deed of vote, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names of such holders stand in the Company’s Shareholder Register.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL. IN ADDITION, UNLESS THE UNDERSIGNED HAS MARKED YES NEXT TO ITEM 3A, THE UNDERSIGNED CONFIRMS THAT IT IS NOT A “CONTROLLING SHAREHOLDER” WITH RESPECT TO ITEM 2.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE. CONTINUED AND TO BE SIGNED ON REVERSE SIDE